Exhibit 99.1

Mobilicom Secures $100,000 Initial Order from New Tier-1 Customer

●	Mobilicom is now supplying 8 Tier-1 drone manufacturers worldwide, proving market adoption and indicating near-term commercial-scale revenue potential

●	The order is expected to be followed by substantial additional purchases of Mobilicom’s end-to-end solutions for integration into customer’s entire family of small-sized UAV drones

●	The new Customer is a very large Asia-based conglomerate, thus opening a new geographic market for Mobilicom

Shoham, Israel, Dec. 13, 2022 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW, ASX: MOB,), a provider of cybersecurity and smart solutions for drones, robotics, and autonomous platforms, today announced the Company has secured a major design win and initial purchase order of over $100,000 USD from a new customer, a very large Tier-1 Asia-based small-sized drone manufacturer.

This latest win further proves Mobilicom’s success in the execution of its end-to-end product strategy, as the order consisted of three of Mobilicom’s product families, including Mobilicom’s MCU mesh networking, SkyHopper Datalinks, and mobile ground control stations.

Mobilicom’s bundled solutions will be integrated across the Customer’s entire family of small-sized drones and unmanned autonomous vehicles (UAV). This Customer has aggressive plans and a substantial committed budget to expand its drone product line through large-scale manufacturing capacity.

“Following extensive and in-depth field testing, Mobilicom was chosen to partner this Customer as it builds its drone production business in Asia, creating a new market for Mobilicom.

We are delivering on our business growth projections in line with our strategy of securing design wins that are expected to deliver substantial recurring orders. as our Tier-1 partners scale their production of drones to meet the increasing demands of the market,” stated Mobilicom CEO Oren Elkayam.

“We strongly believe this latest win for Mobilicom demonstrates confidence in us and the understanding of the benefits of our bundled solutions to ensure solution performance, accelerated time to market, wholistic security, and cost-effectiveness.”

“To date, Mobilicom has scored design wins and/or sold systems for integration to 8th Tier-1 small-size drone manufacturers worldwide. We believe this illustrates Mobilicom’s market leadership in delivering end-to-end solutions and our potential to very meaningfully monetize opportunities in a market projected to reach $8.5 billion by 2026,” Elkayam concluded.

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers smart solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications.

Mobilicom has grown a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. Mobilicom’s large solution portfolio has been deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com